

January 6, 2012

Via E-Mail
Robert W. D'Loren, Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

      Re: Xcel Brands, Inc.
              Amendment No. 1 to Form 8-K for the Report Date of September 29, 2011
              Filed December 15, 2011
              Form 10-Q for the Fiscal Quarter Ended September 30, 2011
              Filed November 23, 2011
              File No. 000-31553

Dear Mr. D'Loren:

      We have reviewed your filings and have the following comments. References to prior comments are to those in our letter dated November 3, 2011.

Form 8-K/A filed December 15, 2011

Description of Business

Licensing Business, page 13

1.   We note your responses to prior comments 15 and 16 and we reissue them in part. On page 17 of your amended current report, you disclose the LCNY Agreement accounted for 30% of your total revenue for the six months ended June 30, 2011 and 35% of your total revenue for the year ended December 31, 2010. Your response letter indicates that the LCNY Agreement only accounted for 4% and 7% of IM Brands' revenue for fiscal years 2010 and 2011, respectively. Please revise to reconcile these differences and provide us a detailed analysis why you believe that the LCNY Agreement is not a material agreement under Item 601(b)(10)(ii)(B) of Regulation S-K. If the LCNY Agreement-related revenue is not material or a significant part of your business, you should indicate so as part of your discussion of the LCNY Agreement in your business section.

Management's Discussion and Analysis, page 37

2.   We note your responses to prior comments 23 and 26 and we reissue them in part. Based on your disclosure on pages 47 and 48, it appears your financial covenants require a minimum consolidated quarterly EBITDA of $2,500,000 by June 30, 2012 and $4,000,000 by September 30, 2012. These amounts appear to greatly exceed the Company's most recently disclosed quarterly consolidated EBITDA. Please advise us if more detailed disclosures, both quantitative and qualitative, are necessary to discuss whether you may have difficulty in meeting your financial covenants or are dependent on substantial growth in revenues to meet them in the next 12 months.

Directors and Executive Officers, page 49

3.   We note your response to prior comment 29 and we reissue it in part. Please revise to provide a brief description of Mr. Mizrahi's current outside business activities, pursuant to the Retained Media Rights or otherwise, that consume a material portion of his time. If significant, please revise to clarify the approximate percentage of his time Mr. Mizrahi devotes to activities outside of his scope of employment with the Company and its subsidiaries.

Changes and Disagreements with Accountants

Item 4.01 Changes in Registrant's Certifying Accountant, page 78

4.   We note your revisions in response to prior comment 40. However, it appears that your revised disclosure refers to the period up to any interim unaudited financial statements through September 29, 2011, rather than the subsequent interim period preceding the dismissal of your former auditor. Please amend your Form 8-K to state whether there were any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K that occurred during the two most recent fiscal years and any subsequent interim period preceding the dismissal of your former auditor (i.e., during the years ended December 31, 2010 and 2009, and the subsequent interim period through September 29, 2011). Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Exhibit 99.1

Audited Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009, and Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2011 of the Isaac Mizrahi Business

5.   We note that, in response to prior comment 41, you have presented full carve-out financial statements of IM Ready's Isaac Mizrahi Business and you indicate that these

financial statements are in compliance with the requirements of SAB Topic 1B.1. Tell us what consideration you gave to also including the following disclosures pursuant to Questions 2 and 4 of SAB Topic 1B.1 within the notes to the financial statements:

- an explanation of the allocation method used to allocate common expenses to the IM Licensing Business;

- an analysis of the intercompany accounts; and

- the average balance due to or from related parties for each period for which an income statement is required.

Ensure that any changes to your notes to the financial statements are also reflected in the Isaac Mizrahi Business Financial Statements included as an exhibit to your Form 10-Q for the quarterly period ended September 30, 2011 as well as future filings.

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Statements of Old XCel and the Isaac Mizrahi Business for the six months ended June 30, 2011

Note II

6.   We note that the historical carrying value of accounts receivable of the IM Licensing Business have been eliminated in the adjustments to your unaudited pro forma condensed combined balance sheet. However, you indicate on page 7 that the assets acquired from IM Ready included proceeds from accounts receivable relating to the Isaac Mizrahi business. Please explain how the acquired accounts receivable are reflected in your pro forma financial statements.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4. Debt

Seller Note, page 11

7.   Explain your accounting for the option to convert the Seller Note into a variable number of common shares. In this regard, tell us whether this represents an embedded derivative to be bifurcated and marked to fair value. Refer to ASC 815-10-15-74 and ASC 815-40-25. Clarify whether the holder has the option to convert the note if the maturity date is not extend.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Brad Shiffman, Esq.
        Blank Rome LLP